FORM C-AR

April 30, 2024



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Consumer Cooperative Group, Inc., an Oregon cooperative (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at ccg.coop no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2024

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR, or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We are offering to sell and seeking offers to buy the Preferred Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global

economy, resulting in an economic downturn that could negatively impact the value of the Company's shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Summary (pp 227.201 (a))

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Consumer Cooperative Group, Inc. is a development stage company formed in the State of Oregon on January 27, 2017 as a cooperative with a fiscal year end date of December 31, 2017.

The Company's corporate offices are located at 5900 Balcones Street, Suite 100, Austin, Texas 78731.

The Company's website is https://www.ccg.coop.

The Company and its Business (pp 227.201 (d))

Consumer Cooperative Group is a real estate investment cooperative that will create a streamline and affordable way to access real estate investments into various turnkey cash-flowing multifamily apartment complexes and other real estate investments in exchange for equity shares. We believe that traditional investments in real estate are marketed as a one size fits all, not affordable and are not investor friendly, and it puts the investors at a financial disadvantage.

Our point of view is, the wealth gap is artificial and if we can remove the manipulation through our cooperative model, it will aid in the democratization of our financial system and provide an equitable solution to this new market of non-accredited investors and their communities.
Our cooperative model plans to revitalize community & group economics, through indirect real estate ownership via our equity stock. We think this will decrease the dependence on local, state and federal resources, while stimulating economic growth.

Business Mission

Is to create a streamline and affordable way to access real estate investments into various turnkey cash-flowing multifamily apartment complexes and other real estate investments in exchange for equity shares. We believe that traditional investments in real estate are marketed as a one size fits all, not affordable and are not investor friendly, as it puts the investors at a financial disadvantage. Our cooperative model plans to revitalize community & group economics, through indirect real estate ownership via our equity stock. We think this will decrease the dependence on local, state and federal resources, while stimulating economic growth.

Business Plan

The Company's updated Business Plan is attached and included as an exhibit to this FORM C-AR.

Officers and Employees (pp 227.201 (e))

We currently have only 1 person, Mr. Tanen Andrews working as an Officer and Employee on a full-time basis.

Biography

Tanen Andrews is our Founder and has served as the Chief Executive Officer since our inception. As an entrepreneur he has spent the last two (2) decades investing in and renovating millions of dollars of single and multifamily family homes that benefited the subsidized housing market in Southwest Dallas, while educating the community about how to properly set up and structure business entities and instilling the importance of the financial power of pooling capital resources for financial independence.

Mr. Andrews established our company's cooperative methodology nearly 25 years ago, but current legislation was not adopted at the time to pursue it. Mr. Andrews will implement this methodology to bring the awareness of the financial power of the community to the forefront, to buy back our communities, build infrastructure that will create community-based businesses, utility services, a financial network that will allow his fellow community members to circulate its financial capital amongst itself and solidify a right of an equity stake for the people in every community without and or limited governmental involvement.

Mr. Andrews holds a Bachelor's in Science in Game Art/Computer Animation from Full Sail University, a Master of Arts in Entrepreneurship w/concentration in Small Business Management.

Mr. Andrews is currently a member of The Society for Collegiate Leadership & Achievement, where their mission is to honor the academic achievements of students and help prepare and empower them to be the leaders of tomorrow. Mr. Andrews is also one the recipients of this honor.

Mr. Andrews responsibilities are to represent the best interests of the Company and its shareholders. He is responsible for creating and implementing strategies to grow the business and brand by developing business relationships and alliances, pursuing corporate opportunities, as well as assisting with oversight and management of the day-to-day operations.

Operations

The Company is committed to establishing a non-traditional, community based and turn-key real estate investing platform, where it can invest in turnkey multifamily real estate, that we believe will eliminate all of them mediocre real estate investing opportunities that are marketed daily to our target niche community, that never deliver favorable results. We want to ensure; we meet and exceed our expectations of the value that we intend to deliver to our niche community.

RISK FACTORS (pp 227.201 (f))

An investment in our shares of Common Stock involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this Form C-AR, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Development Stage Business

Consumer Cooperative Group, Inc. was incorporated on January 27, 2017 in the State of Oregon and commenced operations on January 27, 2017. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. Furthermore, some Directors, Officers and Key Employees have little to no operating experience or history. Past performance of any Director, Officer or Key Employee or the success of the President in any similar venture is no assurance of future success.

The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future or fail to even operate profitably.

Limited Operating History and Capital

The Company has a limited operating history upon which investors may base an evaluation of its performance; therefore, the Company is still subject to all of the risk's incident to the creation and development of a new business. The Company plans to conduct closings of sales of shares of its Common Stock as subscriptions are received. If less than $5,000,000 is received from the sale of its Common Stock, the Company may have insufficient cash to implement its business plans and investors who purchase shares of its Common Stock shall be at heightened risk of loss of their investments.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of the Company will insulate the Company from excessive reduced demand. Nevertheless, the Company has no control over these changes.

Adverse changes in global and domestic economic conditions or a worsening of the United States of America economy could materially adversely affect us. Our sales and performance depend significantly on consumer confidence and discretionary spending, which are still under pressure from United States of America and global economic conditions. A worsening of the economic downturn and decrease in consumer spending, especially discretionary spending for nonessential products and services, may adversely impact our sales, ability to market our services and products, build customer loyalty, or otherwise implement our business strategy and further diversify the geographical concentration of our operations.

The Company has not established significant revenues or operations that provides financial stability in the long term and without significant revenues the Company will not realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. Additional capital may not be available at reasonable cost or that it would not materially dilute the investment of investors in this Offering if additional capital were obtained.

Managing Growth

The Company expects to expand its operations by setting up a financial cooperative network throughout the United States of America. The anticipated growth could place a significant strain on the Company's management and operational and financial resources. Effective management of the anticipated growth shall require expanding the Company's management and financial controls, hiring additional appropriate personnel as required and developing additional expertise by existing management personnel. However, Consumer Cooperative Group, Inc. may not be able to effectively implement these or other measures designed to increase the Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a Company with a short operating history and limited financial resources and the failure to effectively manage growth could have a material adverse effect on the Company's operations.

Dependence on Key Personnel and Management

In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon its CEO &

President on an individual and or collective basis. The loss of any one of these individuals could have a material adverse effect on the Company. Although the Company does not currently maintain a key-man life insurance policy insuring the life of its key executives, the Company intends to apply for such a life insurance policy in the future.

Inadequacy of Funds

Gross offering proceeds of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's business plans. If only a fraction of this Offering is sold, or if certain assumptions contained in management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need additional financing or other capital investment to fully implement the Company's business plans.

Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a cooperative real estate investment pooling portal web and mobile application. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, Shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Customer Base and Market Acceptance

The Company's customer base for this cooperative model is, the underserved investors class, which include middle-class workers and low-income workers. The early adopters of this will be families with young kids, teenage kids, young adults and college students which will allow them to get an early start in real estate investing at an affordable option. This profile meets the description of small communities around the world and is nowhere near exhausted. Business opportunities are usually unreachable for the majority of our communities mainly for the lack funds, opportunity misrepresentation in the real estate industry or even legislative restrictions such as it being mandatory to being a qualified investor. The rules have changed, and access is now available, and this access has opened a new market for what the society defines as least savvy or retail investors. The cooperative business will seek out these individuals and through careful training and education will be able get these individual up to speed on the basics of investing. This method will allow the cooperative business to target each demographic and one by one start the process of leveling the playing field in the real estate and financial industries. The distribution method via the cooperative's website and mobile application will serve as a valuable resource for financial education and other tools to maintain market acceptance. While the Company believes it can further develop the existing customer base and develop a new customer base through the marketing and promotion of its web application, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its interactive e-commerce website offer advantages over competitive companies and products, the Company's products and e-commerce website may not attain a degree of market acceptance on a sustained basis or generate revenues sufficient for sustained profitable operations.

Changes in Consumer Behavior Could Reduce Profitability

The Company's customers could change their behavior and purchase patterns in unpredictable ways. The Company's success therefore depends on its ability to successfully predict and adapt to changing consumer behavior outside, as well as inside the United States. Moreover, the Company must often invest substantial amounts in product research and development before the Company learns the extent to which products will earn consumer acceptance. If the Company's products and services do not achieve sufficient consumer acceptance, the Company's revenue may decline and adversely affect the profitability of the business.

Competition

The Company's cooperative model faces many competitors such as the REIT market, Real Estate Funds and other investor type businesses in real estate and the main factor is that they cater to a specific niche. While there does exist some current competition, Management believes that the Company's services are demographically well positioned, top quality and unique in nature while offering greater value for the public. The expertise of management combined with the innovative nature of its marketing approach, set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon the Company's business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than the Company, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of the Company's intended market.

Trends in Consumer Preferences and Spending

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments and general economic conditions. The Company may not be successful in marketing any of its services or that the revenues from the sale of such services will be significant. Consequently, the Company's revenues may vary by quarter and the Company's operating results may experience fluctuations that will impede appreciation and slow the Company's growth.

Potential Fluctuations in Quarterly Revenue

Significant annual and quarterly fluctuations in the Company's revenue may be caused by, among other factors, the volume of revenues generated by the Company, the timing of new product or service announcements and releases by the Company and its competitors in the marketplace, and general economic conditions. The Company's level of revenues and profits, in any fiscal period, may be significantly higher or lower than in other fiscal periods, including comparable fiscal periods. The Company's expense levels are based, in part, on its expectations as to future revenues.

As a result, if future revenues are below expectations, net income or loss may be disproportionately affected by a reduction in revenues, as any corresponding reduction in expenses may not be proportionate to the reduction in revenues. As a result, the Company believes that period-to-period comparisons of its results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance.

Risks of Borrowing

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of the shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable considering current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Lack of Management Control by Investors

As of December 31, 2022, the Company's principal Shareholders owned approximately 97.71% of the Company's outstanding Common Stock. Upon completion of this Offering, the Company's principal Shareholders will own approximately 96.96% of the issued and outstanding Common Stock and will be able to continue to control the Company. Investors will become Shareholders of the Company but cannot take part in the management or control of the Company. The Company, CEO, President, and Officers have wide latitude in making investment decisions. The Investors do not have such rights. However, Investors will have the ability to control the Company's Board of Directors by a Shareholder vote. The Company may require any Shareholder, at any time, to withdraw, in whole or in part, from the Company.

Return of Profits

The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A Shareholder will be entitled to receive profits proportionate to the amount of shares of Common Stock held by that Shareholder. The Company's Board of Directors will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements and other circumstances.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There is a risk that secrecy obligations may not be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties regarding the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Legal and Regulatory Compliance

Failure to comply with applicable laws and regulations could harm our business and financial results. The Company intends to develop and implement policies and procedures designed to comply with all applicable federal and state laws, accounting and reporting requirements, tax rules and other regulations and requirements, including but not limited to those imposed by the SEC.

In addition to potential damage to our reputation and brand, failure to comply with the various laws and regulations, as well as changes in laws and regulations or the way they are interpreted or applied, may result in civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance and restatements of our financial statements. Future laws or regulations, or the cost of complying with such laws, regulations or requirements, could also adversely affect our business and results of operations.

Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants or auditors. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot consider such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

Technology Risks

Rapid Technological Changes May Adversely Affect the Company's Business

The ability of the Company to remain competitive may depend in part upon its ability to develop new and enhanced new products, services or distribution and to introduce these products or services in a timely and cost-effective manner. In addition, product and service introductions or enhancements by the Company's competitors, or the use of other technologies could cause a decline in sales or loss of market acceptance of the Company's existing products and services.

The success of the Company in developing, introducing, selling and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of service and product design and development, as well as timely and efficient implementation of product and service offerings. Because new product and service commitments may be made well in advance of sales, new product or service decisions must anticipate changes in the industries served. The Company may not be successful in selecting, developing, and marketing new products and services or in enhancing its existing products or services. Failure to do so successfully may adversely affect the Company's business, financial condition and results of operations.

Dependence on Computer Infrastructure

The Company relies on Internet and computer technology to market and sell its products and services. Therefore, an Internet or major computer failure would adversely affect the performance of the Company. The Company presently has limited redundancy systems, relies on third party back up facilities and only a limited disaster recovery plan. Despite the implementation of network security measures by the Company, its servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems which could lead to interruptions, delays or stoppages in service to users of the Company's services and products which could cause a material adverse effect on the Company's business, operations and financial condition.

Website Security Risks

If the security measures the Company plans to use to protect the personal information of its website users, such as credit card numbers, are ineffective it could result in a reduction in revenues from decrease customer confidence, an increase in operating expenses, as well as possible liability and compliance costs.

Any breach in the Company's website security, whether intentional or unintentional, could cause our users to lose their confidence in our website and as a result stop using the website. This would result in reduced revenues and increased operating expenses, which would impair the Company from achieving profitability. Additionally, breaches of our users' personal information could expose the Company to possible liability as any involved user, or users may choose to sue the Company. Breaches resulting in disclosure of users' personal information may also result in regulatory fines for noncompliance with online privacy rules and regulations.

The Company plans to rely on encryption and authentication technology licensed from third parties whose area of expertise is to provide secure transmission of confidential information.

We believe that as a result of advances in computer capabilities, new discoveries in the field of cryptography and other developments, a compromise or breach of our security precautions may occur. A compromise in the Company's proposed security for its computer systems could severely harm our business because a party who is able to circumvent our proposed security measures could misappropriate proprietary information, including customer credit card information, or cause interruptions in the operation of our website. The Company may be required to spend significant funds and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price, or at all. Concerns regarding the security of e-commerce and the privacy of users may also inhibit the growth of the Internet as a means of conducting commercial transactions in general. The Company's users may have these concerns as well and this may result in a reduction in revenues and increase in our operating expenses, which would prevent us from achieving profitability.

Website Functionality

If the software on the Company's website contains undetected errors, the Company could lose the confidence of users, resulting in loss of customers and a reduction of revenue.

The Company's online systems, including but not limited to its websites, software applications and online sales for services and products, could contain undetected errors or "bugs" that could adversely affect their performance. The Company plans to regularly update and enhance all sales, websites and other online systems, as well as introduce new versions of our software products and applications. The occurrence of errors in any of these may cause the Company to lose market share, damage our reputation and brand name, and reduce our revenues.

Risks Related to The Offering

Limited Transferability and Liquidity

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his/her/its Securities for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Securities. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from the Company, limitations on the percentage of Securities sold and the way they are sold. The Company can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to the Company, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Securities and no market is expected to develop. Consequently, owners of the Securities may have to hold their investment indefinitely and may not be able to liquidate their investments in the Company or pledge them as collateral for a loan in the event of an emergency.

Broker - Dealer Sales of Securities

The Company's Securities are not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

The Company may never qualify for inclusion on the NASDAQ System or any other trading market until such time as the principal holders of Common Stock deem it necessary. As a result, the Company's Common Stock are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Securities and will also affect the ability of holders of the Securities to sell their Securities in the secondary market.

The Requirements of Being a Public Entity

The requirements of being a public entity and sustaining our growth may strain our resources. As a public entity, we will be subject to an ongoing reporting regime including reports required by the Exchange Act of 1934. These reporting requirements may place a strain on our systems and resources. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We expect to incur significant additional annual expenses related to these steps and, among other things, additional Directors' and Officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Long Term Nature of the Investment

An investment in the Securities may be long term and illiquid. As discussed above, the offer and sale of the Securities will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Securities for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Securities must be willing and able to bear the economic risk of their investment for an indefinite period. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Because there is no public trading market for our Common Stock, you may not be able to resell your shares.

We intend to register all shares sold though this offering. We intend to apply to have our Common Stock quoted on the OTC Markets or like service. This process takes at least 60 days, and the application must be made on our behalf by a market maker. Our stock may be listed or traded only to the extent that there is interest by broker-dealers in acting as a market maker. Despite our best efforts, it may not be able to convince any broker/dealers to act as market-makers and make quotations on the OTC Markets or like service. We may consider pursuing a listing on the OTC Markets or like service after this registration becomes effective and we have completed our offering.

If our Common Stock becomes listed and a market for the stock develops, the actual price of our shares will be determined by prevailing market prices at the time of the sale.

A market for our Common Stock may not develop. Even if a market develops for our Common Stock, the trading of securities on the OTC Markets or like service is often sporadic and investors may have difficulty buying and selling our shares or obtaining market quotations for them, which may have a negative effect on the market price of our Common Stock. You may not be able to sell your shares at their purchase price or at any price at all. Accordingly, you may have difficulty reselling any shares you purchase from the selling security holders.

Investing in our company is highly speculative and could result in the entire loss of your investment.

Purchasing the offered shares is highly speculative and involves significant risk. The offered shares should not be purchased by any person who cannot afford to lose their entire investment. Our business objectives are also speculative, and it is possible that we would be unable to accomplish them. Our shareholders may be unable to realize a substantial or any return on their purchase of the offered shares and may lose their entire investment. For this reason, each prospective purchaser of the offered shares should read this prospectus and all its exhibits carefully and consult with their attorney, business and/or investment advisor.

Investing in our company may result in an immediate loss because buyers will pay more for our Common Stock than what the pro rata portion of the assets are worth.

We have only recently been formed and have only a limited operating history with limited earnings; therefore, the price of the offered shares is not based on any data. The offering price and other terms and conditions regarding our shares have been arbitrarily determined and do not bear any relationship to assets, earnings, book value or any other objective criteria of value. No investment banker, appraiser or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares.

The arbitrary offering price of $0.25 per share as determined herein is substantially higher than the nettangible book value per share of our Class A Common Stock. Our assets do not substantiate a share price of $0.25. This premium in share price applies to the terms of this offering. The offering price will not change for the duration of the offering even if we obtain a listing on any exchange or become quoted on the OTC Markets.

We have 10,000,000,000 Class A Common Shares authorized of which only 893,724,520 shares are currently issued and outstanding and only maximum of 913,724,520 shares will be issued and outstanding after this offering terminates. Our management could, with the consent of the existing shareholders, issue substantially more shares, causing a large dilution in the equity position of our current shareholders.

We do not anticipate paying dividends in the foreseeable future, so there will be less ways in

which you can make a gain on any investment in us.

We have never paid dividends and do not intend to pay any dividends for the foreseeable future. To the extent that we may require additional funding currently not provided for in our financing plan, our funding sources may prohibit the declaration of dividends. Because we do not intend to pay dividends, any gain on your investment will need to result from an appreciation in the price of our Common Stock. There will therefore be fewer ways in which you are able to make a gain on your investment.

You may face significant restriction on the resale of your shares due to state "Blue Sky" laws.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker-dealer must also be registered in that state.

We do not know whether our securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as market makers for our Common Stock. We have not yet applied to have our securities registered in any state and will not do so until we receive expressions of interest from investors resident in specific states after they have viewed this Prospectus. We will initially focus our offering in the state of TEXAS and will rely on exemptions found under TEXAS Law. There may be significant state blue-sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our Common Stock to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification.

Need for Additional Financing

Assuming all shares are sold in this Offering Subscription, we believe that the net proceeds from this agreement, together with its projected cash flow from operations, shall be sufficient to fund the operations of the Company as currently conducted for up to 18 months. Such belief, however, cannot give rise to an assumption that the Company's cost estimates are accurate or that unforeseen events would not occur that would require the Company to seek additional funding to meet its operational needs. In addition, the Company may not generate sufficient cash flow from operations to implement the Company's business objectives. As a result, the Company may require substantial additional financing in order to implement its business objectives.

The Company may not be able to obtain additional funding when needed, or that such funding, if available, shall be available on terms acceptable to the Company. In the event that the Company's operations do not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Limited Protection of Proprietary Rights; Potential Costs of Enforcement

The ability of Consumer Cooperative Group, Inc. to compete effectively with other companies could depend, in part, on its ability to create and/or maintain the proprietary nature of its business method. We intend to apply for all applicable forms of intellectual property protection immediately upon receipt of funding, and the Company's success shall also depend, in part, on its ability to obtain this protection and then enforce the intellectual property protection for these assets in the United States and other countries. The Company, in such circumstances, may file applications for patents, copyrights and trademarks, as management deems appropriate; however, the protections offered by any intellectual property rights issued or licensed by the Company may not be available.

Our competitors, many of whom have substantial resources and substantial investments in competing technologies, may seek to apply for and obtain patents that shall prevent, limit or interfere with the Company's ability to make and sell its products and or services. In addition, the laws of certain countries would not protect the Company's proprietary rights to the same extent as do the laws of the United States. The defense and prosecution of patent suits may be both costly and time consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease from selling certain of its products.

Consumer Cooperative Group, Inc. will also rely on proprietary technology such as customer analytics and business methods such as our sales process and management systems. Other companies may independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. Confidentiality agreements entered by the Company's employees, agents, advisors, consultants and associates as well, as other staff, may provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

Attraction and Retention of Qualified Personnel

The ability of the Company to realize its objectives shall be dependent on its ability to attract and retain additional, qualified personnel. Competition for such personnel can be intense, and the Company's results may adversely affect the Company's ability to attract and/or retain qualified personnel. Furthermore, the Company plans on maintaining key-man life insurance on all senior management and to require all personnel to enter into confidentiality agreements as a condition of employment. The Company's management team has entered into employment agreements that include non-compete and confidentiality requirements. However, such agreements may not fully protect the Company from competitive injury if any of these individuals leave the Company.

Risks Related to Ownership of Our Common Stock

We Are an Emerging Growth Company

The reduced disclosure requirements applicable to emerging growth companies may make our Common Stock less attractive to investors. We are an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of some of the exemptions from the reporting requirements applicable to other public companies. It is possible that investors will find our Common Stock less attractive as a result of our reliance on these exemptions. If so, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Associated with Financial Projections

Our financial projections are based upon assumptions that the Company believes to be reasonable. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. For these reasons, actual results achieved during the periods covered may be materially and adversely different.

Even if the assumptions underlying our plans prove to be correct, the Company may incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that the existing consumer demand for the Company's products and services shall continue. However, if any of the assumptions underlying its plans prove to be incorrect the Company will not realize its business objectives.

Investors should be aware that no independent market studies have been conducted by the Company regarding its business plan, nor are any such studies currently planned.

Our CEO Has Control over Key Decision Making

Our founder and CEO, Tanen Andrews, maintains majority voting rights over the company. As a result, Tanen Andrews has the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Tanen Andrews has the ability to control the management and affairs of our Company as a result of his/her position as our CEO and his ability to control the election of our directors. Additionally, in the event that Tanen Andrews controls our Company at the time of his/her death, control may be transferred to a person or entity that he designates as his successor.

As a board member and officer, Tanen Andrews owes a fiduciary duty to our stockholders and must act in good faith in a manner he/she reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Tanen Andrews is entitled to vote his/her shares in his/her own interests, which may not always be in the interests of our stockholders generally.

OWNERSHIP AND CAPITAL STRUCTURE (pp 227.201 (m))

Ownership and Capital Structure

Capitalization and Ownership Table

Type of Security	Total Common Stock & Preferred Stock
Shares Authorized	389,000,000,000
Shares Outstanding	972,409,380

Class A Common Stock ("the Common Stock") consists of 10,000,000,000 shares authorized, reserved for Regulation Crowdfunding investors, with no par value. Holders of Class A Common Stock have no voting rights, shares are tradable and Class A Common Stock may be transferred or converted in any combination into other class/series of common or preferred stock according to the procedures for transfer and conversion ratios outlined in the Bylaws of the Cooperative.

Type of Security	Common Stock-Class A (Tradeable)
Shares Authorized	10,000,000,000
Tanen Andrews, Founder	811,176,520
Tomica Hogg-Andrews, Pres	25,000,000
Current Shareholders	57,548,000
Shares Outstanding	893,724,520
Shares Remaining	9,106,275,480
Preferential Dividends	No
Voting Rights	No

Class M Common Stock ("the Common Stock") consists of 370,000,000,000 shares authorized, reserved for Cooperative members, with no par value. Cooperative members are entitled to one vote regardless of how many shares they hold on to all matters of the Cooperative. Cooperative members must be current with membership dues at the time of any voting matters and transfer rights limited to within the Cooperative to maintain membership rights to internal services to its members, in accordance with the Bylaws of the Cooperative. All shares in this class and their current or past rights are revocable when membership dues are not paid. All rights will be restored when membership dues become current, as long as there is no 30-day or more lapse in payment, in which all past rights will be permanently revoked, and the member must start a new membership. Class M Common Stock is transferable into any other class of stock through the required procedures and restrictions for transfer and conversion ratios outlined in the Bylaws of the Cooperative. Class M Stock are non-tradeable on the public markets.

Type of Security	Common Stock-Class M (Non-Tradeable)
Shares Authorized	370,000,000,000
Tanen Andrews, Founder	100,000,000
Tomica Hogg-Andrews, Pres	1,000,000
Current Shareholders	27,000,000
Shares Outstanding	128,000,000
Shares Remaining	369,872,000,000
Preferential Dividends	No

Voting Rights	Yes

The Preferred Stock shall be divided into one (1) series designated as follows:

Preferred Series A Stock consists of 9,000,000,000 shares authorized, with no par value. Holders of Preferred Series A Stock are not entitled to voting rights on any matters of the Cooperative. Preferred Series A Stock are tradable and may be transferred and converted into any other class of stock as a whole or combination, according to the procedure for transfer and conversion ratios outlined in the Bylaws of the Cooperative.

Type of Security	Preferred Stock (Tradeable)
Shares Authorized	9,000,000,000
Tanen Andrews, Founder	24,484,860
Current Shareholders	27,000,000
Shares Outstanding	51,484,860
Shares Remaining	8,948,515,140
Preferential Dividends	Yes
Voting Rights	No

Owners of more than 20% of the voting securities (pp 227.201 (c))

As of December 31, 2023, Tanen Andrews controls 78.12% of the votes through his ownership of Class M Common Stock.

Indebtedness pp 227.201 (p)

On the close of December 31, 2023, and as of the filing of this Form C-AR the company is debt free.

Valuation

The offering price of the Shares being is based on a price per Share. The price per each Share of Class A Common Stock is $0.25

Restricted Securities

The Shares purchased in this offering are restricted securities. For one year, the Shares can only be resold:

- To the Company;
- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Exempt Offering (pp 227.201 (q))

In 2023, the company offered Class A Common Stock to qualified investors under the Regulation CF exemption. Class A Common Stock is as described below. A total of 219,596 shares were sold @ 0.25 per share. 100% percent of the proceeds were used for working capital and operational costs.

DESCRIPTION OF SECURITIES

Class A Common Stocks

Class A Common Stock of the Company, a copy of the Subscription Agreement describing the Shares and more specifically the rights, privileges, restrictions, limitations and other material matters is included as an EXHIBIT C TO FORM C-AR.

Transfer Agent

The Company has engaged KoreConx Transfer to serve in the capacity of a Registered Stock Transfer Agent on its behalf. Access links to investor and proxy voting login is available at our website https://ccg.coop.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION

Financial Statements Financial Statements (pp 227.201 (t)

As September 26, 2023, the Company has Audited Financial Statements. See Attached Financials

Financial Condition (pp 227.201 (s))

The first quarter of 2020, The Company operated off capital provided by Tanen Andrews, the Founder/CEO as well as short-term loan for $160,000.00 to acquire a single-family residence for a quick fix and flip in order inject additional capital for operational costs and the procurement of Paycheck Protection Program and SBA grant in the second quarter. The fourth quarter the Company's single-family property was sold for $235,000.00, which eliminated the $160,000.00 short-term loan minus closing cost. The company acquired another single-family residence, using short-term financing for $60,000.00 and as of June 7, 2021, that property was sold for $96,000.00 minus closing costs. All capital received was used to sustain the operations of the business and enabled the company to hire third-party professionals to help with our financials and prepare for them for an audit, hire a securities attorney to review our Regulation A Form 1-a before submission, the development of the company's website and prepare the foundational execution to our now updated business plan. The company currently has no outstanding debt.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its sole executive officer and director.

Compliance (pp 227.201 (x))

The required 2021 FORM C-AR was not submitted in a timely manner due to the delay of having the find a PCAOB auditor to re-audit our 2020 & 2021 financial statements.

Additional Material Information

The Company represents that the following material changes have taken place and as of July 29, 2023, the following has occurred:

1. The company hired a CPA to help clean-up and balance the company's books to be sure everything was in compliance and then had their financial statements audited for the years 2021 & 2022. Audited Financial Statements for 2023 are pending completion.

MANAGEMENT

Current Officers and Directors (pp 227.201 (b))

Mr. Tanen Andrews is the current Officer, Director and is the controlling shareholder of the company.

Mrs. Tomica Hogg-Andrews is a current Officer and Director and is a controlling shareholder of the company.

Related Party Transactions (pp 227.201 (r))

From time to time, we may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated based on voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Clarifications pp 227.201 (y)

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tanen Andrews, as Officer, Director and certifies the financial information disclosed and included in its Form C-AR is complete and accurate.

/s/ Tanen Andrews
Founder/CEO